UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 29 2005
WASH, D.C. 198 SECTION


05048900

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No: 0-21714

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**THE COMMERCIAL & SAVINGS
BANK OF MILLERSBURG
PROFIT SHARING AND 401(K) SAVINGS
RETIREMENT PLAN AND TRUST**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CSB Bancorp, Inc.
6 West Jackson Street
Millersburg, Ohio 44654



REQUIRED INFORMATION

(a) The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the fiscal year ended December 31, 2004, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b) Exhibit
(23) Consent of Independent Accountant.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COMMERCIAL & SAVINGS BANK OF
MILLERSBURG PROFIT SHARING AND 401(K)
SAVINGS RETIREMENT PLAN AND TRUST

By: Plan Administrative Committee

/s/ Thomas S. Rumbaugh — June 27, 2005

Name:
(on behalf of the Plan Administrative Committee, as Plan Administrator)

The Commercial & Savings Bank of Millersburg
Profit Sharing and 401(k) Savings
Retirement Plan and Trust

Financial Statements and Supplemental Schedule

PAGE

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(K) SAVINGS RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
ASSETS		
Participant – directed investments	$ 3,972,273	$ 3,345,211
Receivables:		
Employer contributions	102,805	166,811
Accrued investment income	7,795	6,516
Other	-	1,950
Total receivables	110,600	175,277
Cash	5,787	16,548
NET ASSETS AVAILABLE FOR BENEFITS	$ 4,088,660	$ 3,537,036

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(K) SAVINGS RETIREMENT PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2004 and 2003

	2004	2003
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS		
Investment income:		
Net appreciation in fair value of investments	$ 270,346	$ 375,499
Interest and dividends, including $27,019 in 2004 and $23,834 in 2003 of dividends from CSB Bancorp, Inc. common stock	59,558	51,119
Net investment income	329,904	426,618
Contributions:		
Employer	101,895	165,491
Participants, including rollover contributions from other plans of $48,370 in 2004 and $354 in 2003	287,160	202,821
Total contributions	389,055	368,312
Total additions	718,959	794,930
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS		
Benefits paid to participants	167,335	174,377
Net increase	551,624	620,553
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	3,537,036	2,916,483
End of year	$ 4,088,660	$ 3,537,036

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(K) SAVINGS RETIREMENT PLAN AND TRUST
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
December 31, 2004 and 2003

Significant accounting policies followed in preparing the financial statements of The Commercial & Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan and Trust (the Plan) are presented below.

BASIS OF PRESENTATION

The accompanying financial statements of the Plan are prepared under the accrual method of accounting. Such financial statements present the net assets available for benefits and changes in such net assets.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specific fund. The fair value of CSB Bancorp, Inc. common stock is determined based on quoted market price. Cash equivalents are valued at cost which approximates fair value.

The net appreciation (depreciation) in fair value of investments includes investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon payment.

ADMINISTRATIVE EXPENSES

All administrative expenses incurred in connection with the operation of the Plan are paid directly by the Plan's sponsor, The Commercial & Savings Bank of Millersburg (the Bank).

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(K) SAVINGS RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
December 31, 2004 and 2003

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. The Plan was adopted from SunGard Corbel's PPD prototype plan. Participants should refer to the Plan agreement and "Summary Plan Description" for a more complete description of the Plan's provisions.

General

The Plan, as restated effective March 1, 2002 and amended effective October 1, 2004, is a voluntary salary deferral and profit sharing 401(k) plan in which non-collective bargaining unit employees of the Bank who have completed 1,000 hours of service and attained age 21 are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All assets of the Plan are maintained by the Trust Department of the Bank, who serves as trustee of the Plan.

Funding Policy

Plan participants may defer and contribute up to 20% of their annual compensation, as defined in the Plan's agreement, subject to certain limitations as specified in the Internal Revenue Code. The Plan presently offers seven mutual funds, an insured money market fund, and CSB Bancorp, Inc. common stock as investment options for plan participants.

The Bank has agreed to make annual matching contributions of 50% of each participant's compensation deferral contribution, up to 4%, or 2% of annual compensation (as defined). The Plan also stipulates the Bank may make discretionary profit sharing contributions. To receive the annual matching and profit sharing contributions, a participant must be employed at the Bank on the last day of the plan year unless the participant has died, become disabled or reached normal retirement age during the year. The Bank's matching and profit sharing contributions are generally made in January subsequent to the Plan's year end.

Participant Accounts

Each participant's account is credited with the participant's compensation deferral contribution, an allocation of the Bank's matching and profit sharing contributions and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options

Participants may direct the investment of the assets in their individual account into various investment funds which have been approved by the plan administrator.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Vesting

Participants are immediately vested in their contributions plus actual earnings or losses thereon. Vesting in the Bank's discretionary matching and profit sharing contributions, plus earnings or losses thereon, is based on years of continuous service. Participants vest at the rate of 33% per year and are fully vested after three years of credited service.

Payment of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, or reaches age 55 with seven years of service, terminates employment with the Bank, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant's account as an annuity, a lump sum, or in installments. If the participant is not married at the time of death, the participant's beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made annually or quarterly over a period not to exceed the participant's life expectancy or the joint-life expectancy of the participant and designated beneficiary at the time the election is made.

Forfeited Accounts

In the event a participant terminates prior to becoming fully vested, the unvested portion of the participant's matching and profit sharing contributions represent forfeitures. Matching contribution forfeitures are available to reduce the Bank's matching contribution requirement and profit sharing forfeitures revert back to the Plan and are allocated to all active participants based on relative compensation.

Matching contribution forfeitures available to reduce future Bank matching contributions aggregated $11,321 at December 31, 2004, including $2,544 from the 2004 plan year and $8,777 from the 2003 plan year. Of the matching contribution forfeitures available at December 31, 2004, $8,809 were used to reduce the Bank's 2004 matching contribution made in January 2005.

Profit sharing contribution forfeitures to be allocated to active participants aggregated $18,641 at December 31, 2004, including $4,687 from the 2004 plan year and $13,954 from the 2003 plan year. The 2003 plan year profit sharing contribution forfeitures were allocated as of December 31, 2004.

NOTE 2 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2004 and 2003, are as follows:

	2004	2003
Common stock – CSB Bancorp, Inc.	$1,157,620	$ 832,439
Cash equivalents – Federal Government Money Market Fund	689,292	689,727
Mutual funds:		
Fidelity Advisor Equity Growth Fund	789,583	700,542
Federated Stock Trust	211,645	-
Fidelity Intermediate Bond Fund	311,823	286,345
Franklin Small-Mid Capital Growth Fund	549,002	451,263

The Plan's investments appreciated in fair value for the years ended December 31, 2004 and 2003, as follows:

	2004	2003
Mutual funds	$ 112,098	$ 334,314
Common stock	158,248	41,185
Net appreciation in fair value	$ 270,346	$ 375,499

NOTE 3 - TERMINATION

Although the Bank has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants become fully vested in their account balance.

NOTE 4 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined, in a letter dated January 3, 2005, that the SunGard Corbel PPD prototype plan is designed in accordance with applicable sections of the Internal Revenue Code. While a separate determination letter has not been obtained for the Plan, the plan administrator believes that the Plan qualifies as a tax-exempt plan.

SUPPLEMENTAL INFORMATION

THE COMMERCIAL & SAVINGS BANK OF MILLERSBURG
PROFIT SHARING AND 401(K) SAVINGS RETIREMENT PLAN AND TRUST
FEIN: 34-0159850 – PLAN 002
SCHEDULE H, Line 4(i) –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2004

Shares/ units	Description	Fair value
	Cash equivalents:	
689,292	Federated Government Money Market Fund	$ 689,292
4,830	Federated Prime Money Market Fund	4,830
		694,122
57,881	* Common stock – CSB Bancorp, Inc.	1,157,620
	Mutual funds:	
16,436	Fidelity Advisor Equity Growth Fund	789,583
5,692	Federated Stock Trust	211,645
11,595	Federated U.S. Government 2-5 Year Trust	131,020
27,966	Fidelity Intermediate Bond Fund	311,823
16,071	Franklin Small-Mid Capital Growth Fund	549,002
175	Rowe Blue Chip Fund	5,421
9,922	Templeton Foreign Fund	122,037
		2,120,531
TOTAL ASSETS (HELD AT END OF YEAR)		$ 3,972,273

* Party-in-interest

NOTES:
(1) Total number of shares/units for each account are rounded to the nearest whole share or unit.
(2) The cost for participant-directed investments is not required to be reported.

EXHIBITS INDEX

Exhibit No.	Description	Page No.
23	Consent of Independent Accountant	14